STORAGE ACQUISITION COMPANY, L.L.C.
COMPLETES ITS TENDER OFFER FOR
HOME PRODUCTS INTERNATIONAL, INC.

CHICAGO, IL (December 14, 2004) — Storage Acquisition Company, L.L.C., a Delaware limited liability company, and Home Products International, Inc., a Delaware corporation (Nasdaq: HOMZ), jointly announced today that Storage Acquisition Company has completed its tender offer for the outstanding shares of common stock (including the associated preferred stock purchase rights) of Home Products for $2.25 per share, net to the seller, in cash without interest. The closing followed the expiration, at 5:00 p.m., New York City time, on Monday, December 13, 2004, of the tender offer.

Mellon Investor Services LLC, the Depositary for the offer, has advised Storage Acquisition Company that, as of expiration of the offer, an aggregate of 7,365,360 shares of Home Products common stock (including 26,045 shares tendered pursuant to notices of guaranteed delivery), representing approximately 92.9% of the outstanding shares of Home Products’ common stock, had been validly tendered to Storage Acquisition Company pursuant to the offer. Storage Acquisition Company has accepted all validly tendered shares of Home Products’ common stock for payment, subject, in the case of any shares tendered under the guaranteed delivery procedures specified in the tender offer documents, to the perfection of those tenders in the manner and within the period specified in such documents. Payments for accepted shares will be made promptly through the Depositary for the offer.

The members of Storage Acquisition Company are EGI-Fund (02-04) Investors, L.L.C.; an affiliate of Triyar Capital, LLC; Joseph Gantz (a former director of Home Products); and Walnut Investment Partners, L.P. (an affiliate of Mr. Gantz).

About Home Products

Home Products International, Inc. is an international consumer products company specializing in the manufacture and marketing of quality diversified housewares products. The company sells its products through national and regional discounters including Kmart, Wal-Mart and Target, hardware/home centers, food/drug stores, juvenile stores and specialty stores.